Butterfield 2017 Annual General Meeting

SUPPLEMENTAL PROXY STATEMENT INFORMATION

Hamilton, Bermuda and New York, NY-12 April 2017: On 27 March 2017, the Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) distributed a proxy statement (the “Proxy Statement”) and related proxy materials soliciting votes from its shareholders in connection with its upcoming Annual General Meeting which will be held on Friday 28 April 2017. The following information is to provide Butterfield shareholders with supplemental information related to Proposal 6: General Mandate to Issue Shares included in the Proxy Statement.

Proposal 6: General Mandate to Issue Shares requests the following shareholder approval:

To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of all the authorised but unissued share capital of the Bank to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.”

Why Butterfield is seeking a general mandate to issue shares

Regulation 6.21 of the BSX Listing Regulations

In September 2016, Butterfield completed an initial public offering of its voting ordinary shares on the New York Stock Exchange (the “NYSE”). Prior to the initial public offering, Butterfield voting ordinary shares were listed on the Bermuda Stock Exchange (the “BSX”). Following the initial public offering, Butterfield ordinary voting shares are listed on both the BSX and the NYSE. As a dual listed company, Butterfield is subject to the rules of both the BSX and the NYSE.

Regulation 6.21 of the BSX Listing Regulations requires a company with shares listed on the BSX to obtain the consent of its shareholders prior to issuing any shares, except in the case of a rights issue, or where the shareholders have by resolution given the directors a general mandate to issue shares. Regulation 6.21 applies to any issuance of shares by a BSX listed company and provides no de minimis exception that would allow a company to issue a small number of shares without seeking express shareholder approval.

Proposed Future Issuance of Shares

The grant of the general mandate will allow Butterfield to issue common shares pursuant to its employee share incentive plans and to issue shares in connection with the exercise of any outstanding options previously granted by the company. The general mandate would also allow Butterfield to engage in any corporate transaction consistent with its strategic growth strategy, subject to the undertaking below to limit the scope of the general mandate to the issuance of a number of shares, or options, warrants or similar rights, that is less than 20 percent of the number of ordinary voting shares outstanding before the issuance of the shares, options, warrants or similar rights.

Undertaking to limit any shares issued to 20% of issued share capital

Butterfield undertakes to limit the scope of the general mandate to the issuance of a number of shares, or options, warrants or similar rights, that is less than 20 percent of the number of ordinary voting shares outstanding before the date of the Annual General Meeting. This undertaking is intended to be consistent with and parallel to the requirement under NYSE Rule 312.03 that would require shareholder approval for certain share issuances by the company.

-ENDS-

Forward-Looking Statements
This supplemental proxy information contains forward-looking statements, including with respect to the possible future issuance of shares by Butterfield. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this supplemental proxy information speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield
Butterfield is a specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.

Media Relations Contact
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com